Exhibit (a)(4)

December 18, 2015

Dear Stockholder:

On December 7, 2015, our board of directors (the Board), in consultation with management and outside advisors, carefully evaluated the following unsolicited offers by unaffiliated third parties to purchase shares of the Company’s common stock (Shares) directly from stockholders:

•	an offer from CMG Partners, LLC and certain of its affiliates (CMG) to purchase up to 1,500,000 Shares for $4.00 per share in cash; and

•	an offer from Everest REIT Investors I, LLC (Everest) to purchase up to 1,130,000 Shares at a price of $5.00 per share in cash.

Our Board recommended that stockholders reject the offer from CMG and the offer from Everest, because the Board believed that both offers were significantly below the current and potential long-term value of the Shares.

After the Board’s December 7, 2015 recommendation, both CMG and Everest revised their offers to increase the purchase price. Specifically, the offers were amended as follows:

•	CMG increased its purchase price from $4.00 per share to $5.25 per share on December 14, 2015; and

•	Everest increased its purchase price from $5.00 per share to $5.70 per share on December 15, 2015.

CMG and Everest are opportunistic purchasers attempting to acquire Shares as cheaply as possible and deprive our stockholders who accept their offers of the potential long-term value of their investment. CMG and Everest have each stated that in making an offer, it is “motivated to establish the lowest price which might be acceptable to [stockholders] consistent with the Purchaser’s objectives.” Those objectives are “to make a profit” by holding on to the Shares until a future liquidity event. Our Board believes that CMG’s and Everest’s willingness to promptly increase while still holding the Shares with the objective of making a profit highlights their “low-ball” buying strategies.

For these and other reasons set forth in the Solicitation/Recommendation Statements on Schedule 14D-9 that we recently provided to you (the Schedule 14D-9), our Board continues to believe that neither the revised offer from CMG nor the revised offer from Everest is in the best interests of stockholders. Accordingly, the Board recommends that stockholders reject both of these offers and NOT tender their Shares to CGP or Everest. Copies of the Company’s Schedule 14D-9 filed on December 7, 2015, and Amendment 1 thereto, filed on December 18, 2015, are available on the SEC’s website at www.sec.gov and on our website at cnlgrowthproperties.com.

We recognize that due to the suspension of our stock redemption plan and the lack of a trading market for our Shares, stockholders may decide to accept the offer from CMG and/or the offer from Everest based on, among other things, their particular liquidity needs. Our Board acknowledges that stockholders must evaluate whether to tender their Shares based on all of the information available, including the factors considered by our Board and described in the Schedule 14D-9s, as amended. Our Board believes that in making a decision, each stockholder should keep in mind that our Board can provide no assurances with respect to future distributions (except the special distribution of $1.70 per share, which will be paid to stockholders on or before December 31, 2015), or the value of our stock, which can change periodically, or future liquidity to the stockholders.

PLEASE CONSULT WITH YOUR FINANCIAL AND TAX ADVISORS BEFORE MAKING ANY DECISION AFFECTING YOUR INVESTMENT IN THE SHARES.

Thank you for your investment and continued support of CNL Growth Properties. We encourage you to follow our Board’s recommendation and not tender your Shares to either CMG or Everest.

If you have any questions regarding either of these tender offers, you are encouraged to contact your financial advisor.

Sincerely,

/s/ James M. Seneff, Jr.	/s/ Thomas K. Sittema
James M. Seneff, Jr.	Thomas K. Sittema
Chairman of the Board	Chief Executive Officer and President

Enclosure

cc: Financial advisors